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                              October 7, 2020

       William Wei Huang
       Chief Executive Officer
       GDS Holdings Limited
       F4/F5, Building C, Sunland International
       No. 999 Zhouhai Road
       Pudong, Shanghai 200137
       People's Republic of China

                                                        Re: GDS Holdings
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 17,
2020
                                                            File No. 001-37925

       Dear Mr. Wei Huang:

               We have reviewed your September 25, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 18, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 3. Key Information
       Non-GAAP Measures, page 4

   1. We note the proposed revised disclosures provided in response to prior comment 1. Please further revise to
clarify how the exclusion of certain expenses from adjusted gross profit provides a useful
measure of your core operating performance. In this regard, in response to comment 1 in your
letter dated August 28, 2020, you explained that depreciation and amortization is a fixed
cost of the data centers that commences as soon as each data center enters service. You
further indicated that since it usually takes several years for new data centers to reach high
levels of utilization and profitability you may incur significant
 William Wei Huang
GDS Holdings Limited
October 7, 2020
Page 2
         depreciation and amortization costs for data center assets which are still at an early stage.
         Please revise your disclosures to incorporate this information.
        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa
Kindelan, Senior Staff Accountant at 202-551-3564 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWilliam Wei Huang                             Sincerely,
Comapany NameGDS Holdings Limited
                                                                Division of
Corporation Finance
October 7, 2020 Page 2                                          Office of
Technology
FirstName LastName